Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) Request for Withdrawal of Post-Effective Amendment No. 271

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 271 (“Amendment No. 271”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 271 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-21-024255) on December 22, 2021 with respect to the AXS Astoria Inflation Sensitive ETF. Amendment No. 271 has not yet become effective and no securities have been sold in connection with the filing.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary